

June 26, 2013

Via E-mail
James Ropella
Chief Financial Officer
First Business Financial Services, Inc.
401 Charmany Drive
Madison, WI 53719

> **Re:** **First Business Financial Services, Inc.**
> **Form 10-K for the period ended December 31, 2012**
> **Filed March 8, 2013**
> **File No. 001-34095**

Dear Mr. Ropella:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

December 31, 2012 Form 10-K

General

1. We note you present the non-GAAP measure core earnings throughout your filing and in other documents included in Form 8-K's. Please revise future filings to change the name of this non-GAAP measure to more accurately reflect its content. In this regard, the use of the word "core" implies you are referring to your most central or essential operations and results. Removal of the provision for loan losses and other credit costs from net income to arrive at "core" earnings implies that credit losses are not an inherent part of your core operations. Thus, we believe it would be appropriate to use a more descriptive title to describe this non-GAAP measure, perhaps eliminating the use of the word "core" in its entirety.

Note 17 – Fair Value, page 97

2. Considering the wide range of the unobservable inputs used for impaired loans disclosed on page 98, please revise future filings to disclose the weighted average of the unobservable inputs. Refer to ASC 820-10-55-103 for example disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mike Volley at 202-551-3437 or me at 202-551-3423 if you have any questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief